UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
 For the transition period from ______ to ______
Commission file number: 001-38854

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

KONTOOR BRANDS 401(k) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Kontoor Brands, Inc.
400 N. Elm Street
Greensboro, North Carolina 27401

KONTOOR BRANDS 401(k) SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Plan Administrator and Participants
Kontoor Brands 401(k) Savings Plan
Greensboro, North Carolina
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Kontoor Brands 401(k) Savings Plan (the “Plan”) as of December 31, 2022 and 2021, the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2022 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ BDO USA, LLP
We have served as the Plan’s auditor since 2020.
Charlotte, North Carolina
June 15, 2023

KONTOOR BRANDS 401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2022	December 31, 2021
ASSETS
Investments, at fair value (Note 6)	$198,861,976	$245,356,839
Investment, at contract value (Note 7)	16,474,932	13,720,777
Notes receivable from participants	4,073,867	3,932,191
Participant contributions receivable	329,127	313,593
Employer contributions receivable	240,722	224,686
Net assets available for benefits	$219,980,624	$263,548,086
The accompanying notes are an integral part of these financial statements.

KONTOOR BRANDS 401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2022

Additions to net assets
Contributions
Participant contributions	$13,277,349
Employer contributions	9,210,077
Rollovers	3,358,163
Total contributions	25,845,589
Interest income on notes receivable from participants	192,933
Total additions	26,038,522
Deductions from net assets
Net investment loss
Net depreciation in the fair value of investments	(47,778,405)
Interest and dividends	2,920,716
Total net investment loss	(44,857,689)
Benefits paid to participants	(24,443,628)
Administrative expenses	(304,667)
Total deductions	(69,605,984)
Net decrease in net assets	(43,567,462)
Net assets available for benefits:
Beginning of year	263,548,086
End of year	$219,980,624
The accompanying notes are an integral part of these financial statements.

KONTOOR BRANDS 401(k) SAVINGS PLAN
Notes to Financial Statements

NOTE 1 — DESCRIPTION OF THE PLAN
The following description of the Kontoor Brands 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan, which is sponsored by Kontoor Brands, Inc. (the "Company" or "Kontoor"), is a defined contribution plan under Section 401(k) of the Internal Revenue Code (“IRC”) covering substantially all U.S. employees of Kontoor and its subsidiaries. The Company adopted the Plan on May 22, 2019. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan administrator is the Kontoor Brands, Inc. Retirement Plans Committee (the “Committee” or "Plan Administrator"). The Plan year begins each year on January 1 and ends on December 31 ("Plan Year").
Eligibility
Employees of the Company become eligible to participate in the Plan as of the first day of the month following the date of hire.
Contributions
Participants may elect to contribute between 1% and 75% of their annual compensation on a pre-tax or Roth 401(k) basis or any combination of the two, as defined in the Plan, subject to certain IRC limitations. Participants who have attained age 50 before the end of the Plan Year are eligible to make catch-up contributions up to 75% of their annual compensation, as defined by the Plan, subject to the IRC limitation on catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.
The Plan utilizes a safe harbor design under Internal Revenue Service (“IRS”) regulations in which employee pre-tax, employee Roth and employer matching contributions are not subject to discrimination testing, and the Company matches 100% of the first 6% of eligible compensation that a participant contributes to the Plan ("safe harbor matching contributions").
The Plan includes an automatic enrollment feature known as an Eligible Automatic Contribution Arrangement (“EACA”). Under the Plan’s EACA provisions, if eligible employees do not elect to make pre-tax salary deferrals or Roth contributions or do not elect to opt out of EACA, the Plan will automatically withhold 2% of the participant's eligible earnings from each pay period and contribute that amount to the Plan as a pre-tax salary deferral contribution.
Participant Accounts
Individual accounts are maintained by the Plan’s record-keeper for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s safe harbor matching contributions and investment funds’ earnings. In addition, each participant's account is charged with investment funds’ losses and withdrawals, including benefit payments, and an allocation of administrative expenses based on participant earnings or account balances, as defined within the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants immediately vest in their contributions, and in the Company’s safe harbor matching contributions, plus actual earnings thereon.
Investment Options
Fidelity Management Trust Company (“Fidelity” or the "Trustee") currently serves as Trustee for all Plan investments. Participants may direct the investment of their contributions and the Company’s safe harbor matching contributions into one or more formal investment options offered by the Plan, including mutual funds, collective investment trusts, the Kontoor Brands, Inc. Common Stock fund, a fully benefit-responsive investment contract and various other mutual funds and exchange-traded funds available through a self-directed brokerage account. Dividends paid on shares in the Kontoor Brands, Inc. Common Stock fund are automatically reinvested in Kontoor Brands, Inc. Common Stock.
If a participant does not direct the investment of contributions, they will be invested in the age-appropriate target date fund. Participants may change their deferral percentage and investment direction at any time.
Payment of Benefits
Participants may withdraw the vested value of their accounts upon retirement, disability, death or termination of employment. Participants may elect to receive distributions in a lump sum or installments, or accounts may be rolled over into another IRS-approved tax deferral account. The Plan provides for mandatory distribution of account balances less than $5,000 following termination of employment with (i) the automatic rollover to an Individual Retirement Account (“IRA”) of any mandatory distributions exceeding $1,000 but equal to or less than $5,000 for which the participant does not elect a direct rollover to an IRA or another qualified plan; or (ii) a direct payment to the participant of any mandatory distributions less than $1,000. Subject to

KONTOOR BRANDS 401(k) SAVINGS PLAN
Notes to Financial Statements
certain limitations, in-service hardship withdrawals are permitted on demonstration of financial hardship, and in-service withdrawals of all fully vested balances are available for distribution after the participant reaches the age of 59 ½.
Forfeitures
Forfeitures can be used to pay Plan expenses or to reduce safe harbor matching contributions.
Notes Receivable from Participants
Participants may borrow the lesser of $50,000 or 50% of their vested account balance. They may borrow only from their participant contribution and rollover account balances. Notes receivable are collateralized by the participant's vested account balance. Participants are charged interest at the Reuters prime rate plus one percent, based on the rate in effect on the first business day of the month in which funds are borrowed, and the interest rate is fixed for the term of the loan. Participants must repay the principal within 60 months, or 120 months if the loan is for the purchase of their primary residence. Loan payments are made through payroll deductions. At termination of employment, a participant may elect to continue paying their outstanding loan directly through Fidelity. Loan interest rates on participant loan balances ranged from 3.25% to 8.00% at December 31, 2022.
Plan Termination
Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate or modify the Plan at any time, subject to the Plan provisions of applicable law. In the event of plan termination, participants will remain 100% vested in their accounts.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Investment Valuation and Income Recognition
The Plan’s investments are reported at fair value, except for the fully benefit-responsive investment contract, which is reported at contract value. See Note 6 and Note 7 to the Plan's financial statements for additional information on investments measured at fair value and contract value, respectively. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Purchases and sales of securities, including gains and losses thereon, are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date, and interest is recorded on the accrual basis. Net depreciation in the fair value of investments includes realized gains (losses) from investments that were purchased and sold during the year as well as the net change in unrealized gains (losses) on investments held at year end.
Contributions
Participants' contributions and the Company's safe harbor matching contributions are recorded in the period that the related payroll deductions are made.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. The Plan considers a loan as in default if any repayment remains unpaid as of the last business day of the calendar quarter following the calendar quarter in which a loan is initially considered past due. Defaulted notes receivable from participants are deemed distributed and recorded as benefits paid to participants in the statement of changes in net assets available for benefits. Based on evaluation of current and expected conditions, no allowance for credit losses was recorded at December 31, 2022 or 2021.
Payment of Benefits
Benefits paid to participants are recorded upon distribution.
Administrative Expenses
The Plan’s administrative expenses are paid by either the Plan or the Company, as provided by the Plan document. Expenses paid by the Company are excluded from these financial statements. Certain administrative functions of the Plan are performed by employees of the Company. No such employee receives compensation from the Plan. Each participant's account is charged with an allocation of the Plan's general administrative expenses. Allocations are based on participant earnings and losses or account balances, as defined within the Plan document. Expenses relating to specific participant transactions such as notes receivable, distributions and investment advisory services are charged directly to the participant’s account. All allocated and participant-

KONTOOR BRANDS 401(k) SAVINGS PLAN
Notes to Financial Statements
specific Plan expenses are included within administrative expenses in the statement of changes in net assets available for benefits. Investment management fees are recorded within net depreciation in the fair value of investments in the statement of changes in net assets available for benefits.
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates and assumptions.

NOTE 3 — TAX STATUS
The IRS informed the Company, by a determination letter dated October 30, 2020, that the Plan was qualified under the appropriate sections of the IRC. The Plan was amended on March 1, 2021, to adopt a prototype non-standardized Plan document sponsored by Fidelity, who received an opinion letter from the IRS dated June 30, 2020, which states that the prototype plan is qualified under the appropriate sections of the IRC. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan Administrator believes the Plan continues to be qualified.
The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements as of December 31, 2022 and 2021. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 4 — RISKS AND UNCERTAINTIES
The Plan provides for investment in mutual funds, collective investment trusts and a fully benefit-responsive investment contract, all of which invest in equity, fixed income or other securities. The Plan also provides for investment in the Kontoor Brands, Inc. Common Stock fund and self-directed brokerage accounts. Investments are exposed to market, interest rate, credit and other risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term, including risks related to macroeconomic conditions, would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 5 — RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS
The following are transactions considered exempt party-in-interest transactions:
Certain plan investments are managed by Fidelity, who is the Trustee as defined by the Plan. During the 2022 Plan Year, total fees paid by the Plan directly to Fidelity were $180,471 for administrative services and $124,196 for investment advisory services.
Additionally, notes receivable from participants qualify as exempt party-in-interest transactions, as well as the Plan's investments in Kontoor Brands, Inc. Common Stock. As of December 31, 2022 and December 31, 2021, the Plan held $5,242,117 (130,630 shares) and $6,335,789 (123,752 shares), respectively, of Kontoor Brands, Inc. Common Stock.

KONTOOR BRANDS 401(k) SAVINGS PLAN
Notes to Financial Statements
NOTE 6 — INVESTMENTS MEASURED AT FAIR VALUE
Accounting standards provide a three-level fair value hierarchy that prioritizes inputs to valuation techniques used to measure and report financial assets and financial liabilities at fair value. Categorization within the valuation hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The hierarchy is based on the observability and objectivity of the pricing inputs, as follows:
•Level 1 — Quoted prices for identical assets or liabilities in active markets accessible by the Plan.
•Level 2 — Significant directly observable data (other than Level 1 quoted prices) or significant indirectly observable data through corroboration with observable market data. Inputs would normally be (i) quoted prices in active markets for similar assets or liabilities, (ii) quoted prices in inactive markets for identical or similar assets or liabilities or (iii) information derived from or corroborated by observable market data.
•Level 3 — Prices or valuation techniques that require significant unobservable data inputs.
The following is a description of the valuation methodologies used for the underlying assets of the Plan measured at fair value.
Mutual funds – Mutual funds represent investments with various investment managers. The mutual funds are valued at the daily closing net asset value ("NAV") per share as reported by the fund, and are required to publish their daily NAV and to transact at that price. Mutual funds held by the Plan are registered with the Securities and Exchange Commission and are deemed to be actively traded.
Self-directed brokerage accounts – These accounts may include mutual funds, common stock and exchange-traded funds, all of which are valued at the closing price reported in the active market in which the securities are traded. Short-term investments held in these accounts are mutual funds valued as noted above.
Kontoor Brands, Inc. Common Stock fund – This is a unitized fund which invests in Kontoor Brands, Inc. Common Stock and short-term investments. The Plan owns units in the underlying investments of the fund. Kontoor Brands, Inc. Common Stock is valued at the closing price reported in the active market in which the security is traded. Short-term investments held by the fund are mutual funds valued as noted above.
Collective investment trusts – These funds are valued at the NAV per share of the individual collective trusts included in each respective fund. The NAV is based on the fair value of the underlying investments held by the fund that are traded in an active market, less its liabilities. The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Each of these collective investment trusts file a Form 5500 as a direct filing entity. As such, significant investment strategies have not been disclosed for these investments.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

KONTOOR BRANDS 401(k) SAVINGS PLAN
Notes to Financial Statements
The following table presents the underlying investments in the Plan as of December 31, 2022:

		Fair Value Measurements
	Total Investments
		Level 1	Level 2	Level 3
Investments at fair value
Mutual funds	$83,945,589	$83,945,589	$—	$—
Self-directed brokerage accounts	10,968,675	10,968,675	—	—
Kontoor Brands, Inc. Common Stock fund	5,246,027	5,246,027	—	—
Total Plan investments in the fair value hierarchy	$100,160,291	$100,160,291	$—	$—

Investments measured at net asset value
Collective investment trusts (a)	98,701,685
Total Plan investments at fair value	$198,861,976
The following table presents the underlying investments in the Plan as of December 31, 2021:

		Fair Value Measurements
	Total Investments
		Level 1	Level 2	Level 3
Investments at fair value
Mutual funds	$106,178,291	$106,178,291	$—	$—
Self-directed brokerage accounts	12,858,982	12,858,982	—	—
Kontoor Brands, Inc. Common Stock fund	6,372,625	6,372,625	—	—
Total Plan investments in the fair value hierarchy	$125,409,898	$125,409,898	$—	$—

Investments measured at net asset value
Collective investment trusts (a)	119,946,941
Total Plan investments at fair value	$245,356,839
(a) Participant transactions including purchases and sales may occur daily. Redemptions for collective investment trusts are permitted with no other restrictions or notice periods, and there are no unfunded commitments.

NOTE 7 — INVESTMENT MEASURED AT CONTRACT VALUE
The Plan offers an investment in a group annuity contract ("Anchor Account") through a fully benefit-responsive investment contract with New York Life Insurance Company ("NYL"). Contributions to the contract are held in a pooled separate account that invests primarily in a diversified portfolio of high-quality, fixed income securities, which are owned and managed by NYL. NYL is contractually obligated to repay the principal and accumulated interest to the Plan. Interest is accrued daily and credited monthly at rates determined by NYL under the contract based on the investment experience of the pooled separate account. The crediting interest rate is updated at least annually and not more frequently than daily, and guaranteed by NYL to not be less than zero.
The Anchor Account meets the fully benefit-responsive investment contract criteria and is therefore reported at contract value in the statements of net assets available for benefits. Benefit responsiveness is defined as the extent to which a contract’s terms and the Plan permit or require participant-initiated withdrawals at contract value. Contract value, as reported to the Plan by NYL, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.
Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value. Certain events would limit the ability of the Plan to transact at contract value with NYL, including: (i) termination of the Plan's interest by the Plan Administrator with less than twelve months' notice, (ii) termination of the Plan's interest due to loss of qualified status, or (iii) withdrawals and transfers of more than five percent of amounts held under the contract due to a Plan Administrator event including, but not limited to, a total or partial plan termination, merger, spin-off, lay-off, early retirement incentive program, sale or closing of all or part of the Plan sponsor's operations, bankruptcy or receivership. The Plan Administrator does not believe that any events which would limit the Plan's ability to transact at contract value with participants are probable of occurring.

KONTOOR BRANDS 401(k) SAVINGS PLAN
Notes to Financial Statements
NOTE 8 — SUBSEQUENT EVENT
The Company makes safe harbor matching contributions each payroll period. In addition, effective January 1, 2023, the Plan was amended to include a year-end safe harbor matching contribution ("true-up contribution"). The Company calculates its true-up contribution with respect to the participant's full Plan Year contributions, and contributes any additional true-up contributions necessary, so that the maximum total safe harbor matching contribution allowed under the Plan Year is made for each participant, if applicable.

KONTOOR BRANDS 401(k) SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
Employer Identification Number: 83-2680248
Plan Number: 001
December 31, 2022

(a) (b)	(c)	(d) (e)
Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current value
	Mutual funds:
Blackrock	Blackrock Mid-Cap Growth Equity Portfolio Class K	$611,088
Principal	Principal Real Estate Securities Fund Class R-6	197,619
Delaware	Delaware Small Cap Value Fund Class R6	484,448
Vanguard	Vanguard Equity-Income Fund Admiral Shares	5,460,804
Vanguard	Vanguard Federal Money Market Fund	210,225
American	American Century Mid Cap Value Fund R6 Class	420,790
PGIM	PGIM Total Return Bond Fund – Class R6	2,863,103
American	American Funds New World Fund Class R-6	1,974,535
MFS	MFS International Diversification Fund Class R6	2,215,360
*Fidelity National Financial Services	Fidelity U.S. Bond Index Fund	7,396,246
*Fidelity National Financial Services	Fidelity 500 Index Fund	36,524,417
*Fidelity National Financial Services	Fidelity Extended Market Index Fund	9,649,052
*Fidelity National Financial Services	Fidelity Total International Index Fund	7,861,151
*Fidelity National Financial Services	Fidelity Blue Chip Growth K6 Fund	2,195,122
*Fidelity National Financial Services	Fidelity Small Cap Growth K6 Fund	2,148,700
*Fidelity National Financial Services	Fidelity Growth Company K6 Fund	3,732,929
		$83,945,589
	Collective investment trusts:
*Fidelity National Financial Services	Fidelity Freedom Blend 2005 Commingled Pool Class Q	$556,344
*Fidelity National Financial Services	Fidelity Freedom Blend 2010 Commingled Pool Class Q	54,202
*Fidelity National Financial Services	Fidelity Freedom Blend 2015 Commingled Pool Class Q	455,927
*Fidelity National Financial Services	Fidelity Freedom Blend 2020 Commingled Pool Class Q	4,485,824
*Fidelity National Financial Services	Fidelity Freedom Blend 2025 Commingled Pool Class Q	12,610,681
*Fidelity National Financial Services	Fidelity Freedom Blend 2030 Commingled Pool Class Q	22,084,951
*Fidelity National Financial Services	Fidelity Freedom Blend 2035 Commingled Pool Class Q	17,349,848
*Fidelity National Financial Services	Fidelity Freedom Blend 2040 Commingled Pool Class Q	17,500,975
*Fidelity National Financial Services	Fidelity Freedom Blend 2045 Commingled Pool Class Q	10,118,382
*Fidelity National Financial Services	Fidelity Freedom Blend 2050 Commingled Pool Class Q	7,409,011
*Fidelity National Financial Services	Fidelity Freedom Blend 2055 Commingled Pool Class Q	3,956,658
*Fidelity National Financial Services	Fidelity Freedom Blend 2060 Commingled Pool Class Q	1,736,366
*Fidelity National Financial Services	Fidelity Freedom Blend 2065 Commingled Pool Class Q	379,578
*Fidelity National Financial Services	Fidelity Freedom Blend Income Commingled Pool Class Q	2,938
		$98,701,685
	Self-directed brokerage accounts:
*Fidelity National Financial Services	Self-directed brokerage account investments	$10,968,675
	Fully benefit-responsive investment contract:
New York Life Insurance Company	New York Life Anchor Account	$16,474,932
	Common stock fund:
*Kontoor Brands, Inc.	Kontoor Brands, Inc. Common Stock	$5,242,117
*Fidelity National Financial Services	FMTC Institutional Cash US Govt Fund	$3,910

	Total Investments	$215,336,908

*Participants	Participant loans - rates 3.25% to 8.00%	$4,073,867
* Party-in-Interest to the Plan
(d) Cost is omitted in accordance with Department of Labor 29 CFR 2520.103-10, as investments are participant directed.

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Kontoor Brands, Inc. Retirement Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Kontoor Brands 401(k) Savings Plan

Date:	June 15, 2023	By:	/s/ Peter Kidd
Peter Kidd
Interim Chief Human Resources Officer